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                                  [DRAXIS LOGO]

FOR IMMEDIATE RELEASE
MARCH 13, 2002

            DRAXIS RECEIVES FDA APPROVAL FOR IN-HOUSE MANUFACTURE OF
                              LYOPHILIZED PRODUCTS

         MISSISSAUGA, ONTARIO, MARCH 13, 2002 - DRAXIS Health Inc.'s (TSE: DAX;
NASDAQ: DRAX), radiopharmaceutical subsidiary, DRAXIMAGE Inc., has received U.S. Food and Drug Administration (FDA) approvals to transfer production of the balance of the DRAXIMAGE line of lyophilized medical imaging products to the DRAXIS lyophilization production facility. Previously, the products were manufactured externally under an outsourcing agreement.

         The manufacturing site change is now complete and all four DRAXIMAGE lyophilized products can immediately be shipped from the DRAXIS facility in Kirkland, Quebec to distributors and Nuclear Medicine departments in the U.S. and Canada. A site transfer approval for the first of these products, DTPA, a diagnostic agent widely used in hospitals for kidney, brain and lung scans, was approved in December 2001 and shipments started in January 2002.

         "These approvals have eliminated the need to outsource DRAXIMAGE lyophilized products and as a result approximately US$0.7 million annually of manufacturing margins will be retained by DRAXIS," said Dr. Martin Barkin, President and CEO of DRAXIS Health. "In addition, with our own in-house lyophilization capability we are now positioned to respond to previously unsatisfied customer demand for these diagnostic imaging products."

         DRAXIMAGE diagnostic imaging products are labelled at the site of use with radioactive Technetium (Tc 99m) before being used in kidney, lung, bone and brain scans, as well as other medical diagnostic procedures.

         Nuclear Medicine imaging is a safe, non-invasive and cost-effective medical specialty that provides valuable information to physicians about the structure and the biological functioning of target organs, unlike techniques such as X-ray, MRI and CAT scans. In the U.S., it is estimated that over 14 million nuclear medicine procedures are conducted yearly and that one in three hospital stays involve at least one such procedure.

About DRAXIMAGE Inc.

         DRAXIMAGE develops, manufactures and distributes diagnostic imaging products and therapeutic radiopharmaceuticals internationally. Products currently marketed include a line of lyophilized technetium-99m kits used in nuclear imaging procedures, a line of imaging and therapeutic products labeled with a variety of isotopes including radioiodine, and BRACHYSEED(TM), a next-generation brachytherapy implant for


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prostate cancer. DRAXIMAGE has several products in late-stage development, including: FIBRIMAGE(R) for imaging deep vein thrombosis currently in Phase III, AMISCan(TM) for the early diagnosis of acute myocardial infarct currently in Phase II, and INFECTON for imaging infection.

     About DRAXIS Health Inc.

         DRAXIS Health Inc. is an integrated pharmaceutical company focused in two specialty segments - the development, production, marketing and distribution of radiopharmaceuticals (DRAXIMAGE) and the provision of contract pharmaceutical manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products (DRAXIS Pharma).

         EXCEPT FOR HISTORICAL INFORMATION, THIS NEWS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISK AND UNCERTAINTIES, WHICH MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE STATEMENTS MADE. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO, CHANGING MARKET CONDITIONS, CLINICAL TRIAL RESULTS, THE ESTABLISHMENT OF NEW CORPORATE ALLIANCES, THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, THE TIMELY DEVELOPMENT, REGULATORY APPROVAL AND MARKET ACCEPTANCE OF THE COMPANY'S PRODUCTS, AND OTHER RISKS DETAILED FROM TIME-TO-TIME IN THE COMPANY'S FILINGS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND CANADIAN SECURITIES AUTHORITIES.


FOR FURTHER INFORMATION PLEASE CONTACT:

FOR CANADA:                         FOR UNITED STATES:
Jerry Ormiston                      Gino De Jesus / Dian Griesel, Ph.D.
DRAXIS Health Inc.                  The Investor Relations Group
Phone: 877-441-1984                 Phone: 212-825-3210
Fax:   905-677-5494                 Fax:   212-825-3229



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